December 12, 2006

VIA EDGAR CORRESPONDENCE Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:   UpSNAP Inc
    Registration Statement No. 333-132893 (the “Registration Statement”)

Dear Sirs and Madams:

On behalf of our client, UpSNAP Inc. (the “Company”), the response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Mark Shuman, Legal Branch Chief, dated December 11, 2006 (the “Comment Letter”) is set forth below.

Response

As requested we will clarify in the Post-Effective Amendment that the warrants referred to encompass the warrants from which the underlying common stock is being registered for resale under the Registration Statement.

There have not been any material modifications to the existing warrants to be reported on Form 8-K which have not already been reported (see Form 8-K filed 9-21-06 reporting a change in expiration date), as no changes have been made to the warrant exercise price as of the date hereof.

As disclosed in the Registration Statement, the only change that will occur with respect to the warrants will be a reduction of the exercise price of any of the warrants. In this regard, the SEC has previously indicated that where warrants, and the shares issuable on their exercise, were registered, and the warrants are being exchanged for warrants with a new expiration date and exercise price in relation on Section 3(a)(9), the Division will not object if the original registration statement (updated) is used in connection with the exercise of the new warrants. (CF TELEPHONE INTERPRETATIONS, 59), further in CF TELEPHONE INTERPRETATIONS, 60, the Division indicated that an issuer may extend the exercise price for warrants and/or reduce the warrant price THROUGH THE ISSUANCE OF AN APPROPRIATE RULE 424 (b) PROSPECTUS STICKER.

[We also bring to your attention the fact that the warrants are not being offered through the Registration Statement. The securities being offered through the Registration Statement is the common stock of the Company and the common stock of the Company underlying the warrants, not the warrants themselves. The common stock is not being altered in any way. The fact that the purchase price which the warrant holders have to pay to acquire the shares which are the subject of the Registration Statement does not affect the common stock which is the subject of the Registration Statement.]

       We believe on the basis of the foregoing that there is no reason another registration statement needs to be filed, as the concept that changes to the warrant may be made can merely be disclosed in the post-effective amendment and the changes to the warrant prices can be disclosed through stickering when announced.  On the basis of the foregoing, we would like to request acceleration as soon as you indicate whether you accept our position, and appreciate your willingness to deal with this on an accelerated basis.

     Kindly direct any comments you may have to the undersigned (direct dial: (212) 603-6775; fax: (212) 829-2033).

      Thank you for your attention to this matter.

Kind Regards,

/s/ Gregory Katz
Gregory Katz

cc. via fax to Jay Ingram, Esq. 202- 772-9210